August 29, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Agora, Inc. Form 20-F for the fiscal year ended December 31, 2021
Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Ms. Youngwood and Mr. Krikorian:

This letter sets forth the responses of Agora, Inc. (“Agora” or the “Company”) to the comments (the “Comments”) received from the Securities and Exchange Commission (the “Commission”) in a letter dated August 10, 2022 pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”).

For your convenience, we have included herein the Comments in bold, and the Company’s responses and proposed amendments are set forth immediately below each Comment. The Company’s proposed amendments speak as of April 28, 2022, the filing date of the 2021 Annual Report. The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

Capitalized terms used but not defined herein shall have the respective meanings given to them in the 2021 Annual Report.

Form 20-F for the fiscal year ended December 31, 2021

Part 1

D. Risk Factors, page 5

1.

You disclose on page 5 that this structure allows you to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by equity ownership.  Your disclosures in the filing should not refer to any type of equity ownership when discussing VIEs.  Please revise.

Response

In response to the Comments, the Company intends to remove the sentence “[t]his structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by equity ownership” from the disclosure as set forth in the Company’s response to Comment 3 below, and to make conforming changes throughout.

2.

We note from your disclosures on page 8 that the PCAOB is currently unable to inspect your auditor in relation to their audit work performed for your financial statements included elsewhere in this annual report.  Please revise to disclose the HFCAA and Accelerating HFCAA timeframes in this section of the filing.  You should also provide a specific cross-reference to the longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA.  In addition, your disclosure should make clear whether these risks could cause the value of your ADSs to become worthless.

Response

In response to the Comments, the Company intends to revise the corresponding bullet points on pages 7 and 8 of the 2021 Annual Report as follows:

•

~~Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.~~

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if the proposed Accelerating Holding Foreign Companies Accountable Act is enacted. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless. For details, please see page 43.

•

~~The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.~~

Additionally, the Company intends to revise the disclosure on page 43 of the 2021 Annual Report as follows:

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act~~, or the HFCAA,~~ in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if the proposed Accelerating Holding Foreign Companies Accountable Act is ~~changes to the law are~~ enacted. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would ~~have a negative impact on the price of our ADSs~~ cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed ~~a bill~~ the Accelerating Holding Foreign Companies Accountable Act which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

3.

In this section of the filing provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.  Your disclosures provided in Item 4 (A) "History and Development of the Company" should be moved to the forepart of this filing.  Explain why the diagram of the company's corporate structure does not appear to include the consolidated variable interest entity within the Easemob group structure.

Response

In response to the Comments, the Company intends to move the disclosure provided in “Item 4. Information on The Company – History and Development of the Company” on page 59 to page 66 to page 5 of the 2021 Annual Report and make conforming changes throughout. It is respectfully submitted that the Company did not include the consolidated variable interest entity within the Easemob group structure, Zhonghuan Chuanyin, in the diagram of the Company's corporate structure because the diagram only includes the Company’s subsidiaries and VIE that are significant to the Company, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act. The total assets of Zhonghuan Chuanyin represented approximately 0.04% of the Company’s consolidated total assets as of December 31, 2021, and the total revenue of Zhonghuan Chuanyin was nil in 2021, which were both below the 10% threshold of the significance test.

In addition, the Company intends to revise the disclosures on page 5 of the 2021 Annual Report as follows:

Agora, Inc. is a Cayman Islands holding company and does not conduct operations by itself. It conducts a substantial part of its operations ~~in China~~ through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the operating companies in China. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Accordingly, the VIEs hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers in China. As we may be required to obtain and maintain permits and licenses to operate our business in China in such services and businesses, we have, through our ~~subsidiaries~~ Wholly Foreign-Owned Enterprises, or the WFOEs, entered into a series of contractual arrangements, as amended and restated, with the VIEs as well as ~~its~~ their shareholders. ~~This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by equity ownership. The VIEs are owned by certain nominee shareholders, not Agora.~~ The terms contained in these contractual arrangements, enable the Company to (i) direct the activities of the VIEs that most significantly impact the VIE’s economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, Agora Inc. is considered the primary beneficiary of the VIEs for accounting purposes and is able to consolidate the financial results of the VIEs in the consolidated financial statements in accordance with U.S. GAAP. The VIEs are owned by certain nominee shareholders, not Agora. All of these nominee shareholders are also beneficial owners of Agora. It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by Agora’s subsidiaries and the VIEs. More specifically, investors in the ADSs or our ordinary shares would not be holding any ownership interest, directly or indirectly, ~~Investors who are non-PRC residents may never directly hold equity interests~~ in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in China. As used in this annual report, “we,” “us,” “our company,” “our,” or “Agora” refers to Agora, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, ~~our~~ the consolidated VIEs. ~~The VIEs primarily conducts operations in China, and the VIEs are consolidated for accounting purposes but are not the entities in which we own equity, and Agora does not conduct operations by itself.~~

Corporate Structure and Contractual Arrangements

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 89.2%, 86.7% and 68.2%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 7.3% and 6.6% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. This would result in the VIEs being deconsolidated. When we rely on contractual arrangements with the VIEs to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, it may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual ~~control~~ rights over the assets and operations of the VIEs. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure” for a detailed discussion.

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIE:

(1) Mr. Zhao, our founder, chief executive officer and chairman, holds 90% of the equity interests in Zhaoyan, and Ms. Yan Chen, an employee and a nominee shareholder, holds the remaining 10%.

We conduct our operations in the PRC mainly through Shanghai Zhaoyan Network Technology Co., Ltd., or Zhaoyan. We have controlling financial interest over Zhaoyan through a series of contractual arrangements by and among Shanghai Dayin Technology Co., Ltd., or Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders. These contractual arrangements, as described in more detail below, collectively allow us to (i) direct the activities of Zhaoyan that most significantly impact Zhaoyan’s economic performance, (ii) receive substantially all of the economic benefits of Zhaoyan, and (3) have an exclusive option to purchase all or part of the equity interests in Zhaoyan when and to the extent permitted by PRC law. These contractual arrangements include the share pledge agreement, voting rights proxy agreement, irrevocable powers of attorney, exclusive technology consulting and services agreement, and exclusive option agreement, as the case may be. As a result of these contractual arrangements, Agora Inc. is considered the primary beneficiary of Zhaoyan for accounting purposes and is able to consolidate the financial results of Zhaoyan in the consolidated financial statements in accordance with U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, rights through these contractual arrangements may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

Below is a summary of the currently effective contractual arrangements by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders.

Agreements that Provide us with Controlling Financial Interest over Zhaoyan

Share Pledge Agreement. Pursuant to the Share Pledge Agreement, dated June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders pledged and the joinder shareholder agrees to pledge all of their equity interests in Zhaoyan to Shanghai Dayin to guarantee their and Zhaoyan’s performance of their obligations under the contractual arrangements. In the event of a breach by Zhaoyan or Zhaoyan’s shareholders of contractual obligations under these agreements, Shanghai Dayin, as pledgee, will be entitled to dispose of the pledged equity interests in Zhaoyan. The shareholders of Zhaoyan also undertake that, during the term of the share pledge agreement, without the prior written consent of Shanghai Dayin, they shall not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests or increase the registered capital of Zhaoyan. If there is any increased registered capital pursuant to the terms of this agreement, such increased registered capital would also be deemed as pledged equity interest. Following the terms of the Share Pledge Agreement, the shareholders of Zhaoyan, except for the joinder shareholder, have registered the pledge at the State Administration for Market Regulation on July 29, 2015. The joinder shareholder shall register the pledge in the future.

Voting Rights Proxy Agreement and Irrevocable Powers of Attorney. Under the Voting Rights Proxy Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, the related irrevocable powers of attorney executed by Zhaoyan’s then shareholders on the same date pursuant to the Voting Rights Proxy Agreement, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin’s designated representative full power of attorney to exercise his or her rights as a shareholder of Zhaoyan, including rights to convene and attend shareholders’ meetings, nominate and elect directors, and appoint and dismiss the senior management of Zhaoyan. Unless otherwise agreed pursuant to the Voting Rights Proxy Agreement, it will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan and Zhaoyan’s shareholders; and (2) the termination of the term of operation of Zhaoyan. The related irrevocable powers of attorney will remain effective until the expiration or early termination of the Voting Rights Proxy Agreement.

Agreement that Allows us to Receive Economic Benefits from Zhaoyan

Exclusive Technology Consulting and Services Agreement. Under the Exclusive Technology Consulting and Services Agreement, dated as of June 18, 2015, by and between Shanghai Dayin and Zhaoyan, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, Shanghai Dayin has the exclusive right to provide to Zhaoyan consulting and services related to, among other things, information consulting, assisting in information collection and market research, and providing training to personnel. Shanghai Dayin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Zhaoyan shall pay Shanghai Dayin an annual service fee, which may only be adjusted with the approval of Shanghai Dayin and Agora HK. Unless otherwise agreed pursuant to the agreement, this agreement will remain effective until the earlier of: (1) the end of a ten-year term, which will automatically extend annually unless Shanghai Dayin provides 30 days’ prior written notice to Zhaoyan; (2) Shanghai Dayin terminates the agreement because of Zhaoyan’s breach of the agreement; and (3) the termination of the term of operation of Zhaoyan.

Agreement that Provides us with the Option to Purchase the Equity Interest in Zhaoyan

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement, dated as of June 18, 2015, by and among Shanghai Dayin, Zhaoyan and Zhaoyan’s then shareholders, and a joinder agreement entered into by and among Ms. Yan Chen, Shanghai Dayin and Zhaoyan on January 19, 2021, each of Zhaoyan’s shareholders irrevocably granted Shanghai Dayin an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in Zhaoyan, and the purchase price shall be the registered capital of Zhaoyan pro rata to Zhaoyan’s shareholders’ shareholdings or the lowest price permitted by applicable PRC law, as applicable. The shareholders of Zhaoyan undertake that, without the prior written consent of Shanghai Dayin or us, they shall not, among other things, increase or decrease the registered capital of Zhaoyan, dispose of its assets, incur any debts or guarantee any liabilities, terminate any material agreements or enter into any agreements that are in conflict with any of the existing material agreements, distribute or vote to distribute any profits, interests or dividends, amend its articles of association or provide any loans to third parties. Unless otherwise agreed pursuant to the agreement, the Exclusive Option Agreement will remain effective until the earliest of: (1) the end of a ten-year term that is automatically extended annually unless Shanghai Dayin gives Zhaoyan a termination notice 30 days before the term ends; (2) all equity interests in Zhaoyan held by Zhaoyan’s shareholders are transferred or assigned to Shanghai Dayin or its designated representatives; and (3) the termination of the term of operation of Zhaoyan.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of Shanghai Dayin and Zhaoyan in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and
•

the contractual arrangements among Shanghai Dayin, Zhaoyan and Zhaoyan’s shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and will not violate any applicable PRC law, regulation or rule currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by King & Wood Mallesons that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure.”

4.

Please revise your disclosures in this section to clarify that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Response

In response to the Comments, the Company intends to revise the disclosure as set forth in the Company’s response to Comment 3 above.

5.	Please provide a specific cross-reference to the more detailed risk factor for each summary risk factor.

Response

In response to the Comments, the Company intends to revise the disclosure on page 6 to page 8 of the 2021 Annual Report as follows.

Risks Related to Our Business and Industry

•

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our services to meet the demands of this market, our revenues may decline, or fail to grow, and we may incur operating losses. For details, please see page 8.

•

Our operating results and growth prospects depend on acquiring and retaining customers and increasing usage of customers’ applications that integrate our products. For details, please see page 8 to page 9.

•	The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed. For details, please see page 9.
•	If our platform does not achieve sufficient market acceptance, our financial results and competitive position will suffer. For details, please see page 9 to page 10.
•	We may not successfully manage our growth as expected. For details, please see page 10.
•

Our limited operating history and our history of operating and net losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment. For details, please see page 10.

•

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our products may become less competitive. For details, please see page 11.

•	The COVID-19 pandemic brings uncertainties to our business, financial condition and prospects. For details, please see page 15.

Risks Related to Our Corporate Structure

•

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result. For details, please see page 33.

•

We rely on contractual arrangements with the VIEs ~~and the shareholders of the VIEs~~ to ~~operate our business~~ direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition. For details, please see page 34 to page 35.

•	The shareholders of the VIEs may have potential conflicts of interest with us, which could adversely affect our business, operating results and financial condition. For details, please see page 35.
•

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected. For details, please see page 36.

Risks Related to Doing Business in China

•

Changes in the political and economic policies of the PRC government could adversely affect our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. For details, please see page 38.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses. For details, please see page 38 to page 40.
•	We may be required to obtain and maintain permits and licenses to operate our business in China. For details, please see page 40.
•

The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 40.

•

~~Our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, which may materially and adversely affect the value of your investment.~~

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report, which deprives our investors with the benefits of such inspections. For details, please see page 41.

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if the proposed Accelerating Holding Foreign Companies Accountable Act is enacted. The prohibition on trading and delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and cause our ADSs to significantly decline in value or become worthless. For details, please see page 43.

•

~~The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. For details, please see page 43.~~

•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. For details, please see page 46.

Risks Related to the ADSs

•	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs. For details, please see page 49 to page 50.
•

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial. For details, please see page 50 and page 50 to page 51.

•

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we are qualified for, and rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies. For details, please see page 51.

•	~~We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.~~
•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and their trading volume could decline. For details, please see page 51.

•

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct a significant portion of our business operations in emerging markets. For details, please see page 52 and page 53.

•	~~If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and their trading volume could decline.~~
•

~~Although w~~We believe we were not a passive foreign investment company, or a PFIC, for 2021, but due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for the current taxable year, and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or Class A ordinary shares. For details, please see page 56.

The Company intends to revise the title of the risk factors on page 34, page 41 and page 49 of the 2021 Annual Report as follows:

Changes in the political and economic policies of the PRC government could adversely affect our business~~, operating results and financial condition, and may result in our inability to sustain our growth and expansion strategies.~~ and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs.

We rely on contractual arrangements with the VIEs ~~and the shareholders of the VIEs~~ to ~~operate our business~~ direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, which may not be as effective as equity ownership in providing operational control and could adversely affect our business, operating results and financial condition.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report, which deprives our investors with the benefits of such inspections.

The trading price of our ADSs has been and is likely continue to be volatile, which could result in substantial losses to ~~investors~~ holders of our ADSs.

6.Disclose in this section each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

In response to the Comments, the Company intends to move and revise the disclosures provided in “Item 4. Information on The Company – History and Development of the Company – Material Licenses and Permits” on page 59 to page 6 of the 2021 Annual Report (after “Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.”) as follows, and make conforming changes throughout.

Material Licenses and Permits

The following table sets out the license and permit from PRC authorities used in our operations in China as of the date of this annual report.

License/Permit	Holder	Expiration Date
Value-added Telecommunication Business Operation License	Shanghai Zhaoyan	July 12, 2023

As advised by our PRC legal counsel, our PRC subsidiaries and the VIEs have obtained all material licenses, permissions and approvals ~~required for our operations in China, excepts as disclosed in “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Industry – We may be required to obtain and maintain permits and licenses to~~

~~operate our business in China.”~~ necessary for our business operation in China and no such licenses, permissions or approvals had been denied.

As of the date of this annual report, other than the licenses, permissions and approvals we had obtained, we were not required to obtain other permissions or approvals from the CSRC, the CAC or any other PRC authorities to operate our business in China. We have been closely monitoring regulatory development in China regarding any necessary permissions or approvals from the CSRC, the CAC or other PRC authorities to operate our business in China. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. It is possible that we may be required by the PRC regulators to update our existing licenses or to obtain additional licenses, permissions or approvals under the current or future laws, rules and regulations applicable to our business as promulgated and amended from time to time. Any failure by us, our PRC subsidiaries and the VIEs, even inadvertently, to maintain compliance with applicable PRC laws and regulations, or obtain and maintain required licenses and permissions, in a timely manner or at all, may result in the suspension or termination of our business activities in the PRC, and even subject us, our PRC subsidiaries or the VIEs to administrative penalties. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition,” “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure – If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – We may be required to obtain and maintain permits and licenses to operate our business in China.”

In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009 include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets using shares of such special purpose vehicles or shares held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, we believe, that the CSRC approval was not required in the context of our offered securities because (i) our  WFOEs were incorporated as wholly-owned by means of foreign direct investments or by merger with or acquisition of any PRC domestic companies with cash other than in exchange of the shares as defined under the M&A Rules; and (ii) that no provision in the M&A Rules clearly classified our contractual arrangements as a type of transaction subject to the M&A Rules. However, there is uncertainty as to how the M&A Rules will be interpreted or implemented. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offered securities or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offered securities, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition.

Apart from above, as of the date of this annual report, we were not required to obtain other permissions or approvals from the CSRC, the CAC or any other PRC authorities to offer the securities being registered to foreign investors. However, there are uncertainties as to the related interpretation and implementation of current regulatory requirements and such regulations are subject to change. If the current or future laws, rules and regulations as promulgated and amended from time to time mandate specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such actions can be timely completed, or at all. Complying with these laws and requirements could cause us to incur substantial expenses. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or offerings, or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.  See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – Our business is subject to a variety of PRC, U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform to comply with or enable our customers to comply with applicable laws and regulations could harm our business, operating results and financial condition.” and “Item 4. Information on the Company – A. History and Development of the Company – Potential CSRC Approval Required for the Listing of our ADSs” for more details.

7.In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide us with a roll-forward of the “Amount due to intercompany” for the VIEs as of December 31, 2021.  Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.  Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.  Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to the Comments, the Company intends to move and revise the disclosures provided in “Item 4. Information on The Company – History and Development of the Company – Transfer of Funds and Other Assets” on page 60 to page 5 of the 2021 Annual Report as follows, and make conforming changes throughout.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we do not have an ownership interest over the VIEs. Therefore, we are permitted to remit funds to the VIEs through loans rather than capital contributions, and to receive funds from VIEs through services fees rather than dividends.

In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities.

As of December 31, 2021, Agora, Inc. had made cumulative capital contributions of US$18.3 million to our PRC subsidiar~~y~~ies through intermediate holding companies, and were accounted as long-term investments of Agora, Inc. These funds have been used by our PRC subsidiaries for their operations.

In 2019, 2020 and 2021, the VIEs transferred US$24.9 million, US$63.6 million and US$38.6 million, respectively, to our PRC subsidiaries as payment of service fees. As of December 31, 2020 and 2021, the payment of service fees from the VIEs to our PRC subsidiaries amounted to US$106.4 million and US$144.9 million, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to US$26.8 million and US$32.0 million, respectively. The fees pertain to the research and development services between the VIEs and the WFOEs under the VIE agreements, as well as technical consulting services between the VIEs and our other PRC subsidiaries.

Cash flow between the holding company, its subsidiaries, and the consolidated VIEs in 2019, 2020 and 2021 are summarized as follows. There were no other assets transferred between ~~the VIEs and non-VIEs~~ the holding company, its subsidiaries, and the consolidated VIEs in 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Payment of service fees from the VIEs to Primary Beneficiary of VIEs	24,933	63,561	38,565
Payment of research and development consulting fees from Primary Beneficiary of VIEs to the VIEs	-	80	3,204
Capital injections from Agora, Inc. to Other Subsidiaries	-	410,312	275,406
Capital injections from Other Subsidiaries to Primary Beneficiary of VIEs	-	-	42,220

______

For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see “Item 4. Information on the Company – 4A. History and Development of the Company - Financial Information Related to the VIEs.” Please also see the consolidated financial statements included at the end of this annual report for more detailed financial information.

For the service fees owed by the VIEs to the WFOEs under the VIE agreements, ~~subject to PRC taxes,~~ unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Agora, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.-Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Agora, Inc., its subsidiaries, or the VIEs by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Agora, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “— Risks Related to Doing Business in China – We may rely on dividends, loans and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could adversely affect our ability to conduct our business,” and “— Risks Related to Doing Business in China – We are subject to restrictions on currency exchange.”

Further, the Company intends to add the additional disclosure to the end of 2021 table of the Selected Condensed Consolidating Balance Sheet Data on page 64 of the 2021 Annual Report as follows:

The following table represents the roll-forward of the amount due to intercompany for the VIEs as of December 31, 2021:

For the Year Ended December 31, 2021
(US$ in thousands)
Amount due to intercompany
Balance as of December 31, 2020	34,198
Service fees accrued in fiscal 2021	43,721
Value added taxes	2,623
Payment of service fees in fiscal 2021	(38,565)
Other accrued/paid	1,713
Foreign currency translation	704
Balance as of December 31, 2021	44,394

8.

We note your tables beginning on page 61 that present the summary financial information.  Please revise the schedule headings to refer to these schedules as "selected condensed consolidating data" instead of  “selected condensed consolidated data”.  Please revise to provide a roll-forward table for Agora, Inc.'s “Share of income/(loss) from VIE and VIE’s Subsidiaries” and “Investments in subsidiaries” and “Investments in VIEs”.

Response

In response to the Comments, the Company intends to revise the schedule headings to refer to these schedules as “selected condensed consolidating data” instead of “selected condensed consolidated data” throughout the 2021 Annual Report.

The Company also intends to include the following disclosure in “Item 4. Information on the Company – History and Development of the Company – Financial Information Related to the VIE” of the 2021 Annual Report, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The following table represents the roll-forward of Agora, Inc.'s investments in subsidiaries and investments in VIEs and VIE’s subsidiaries, including share of loss from VIE and VIE’s subsidiaries:

Investments in subsidiaries and VIEs	Investments in subsidiaries	Investments in VIEs and VIE’s subsidiaries

	(US$ in thousands)

January 1, 2020	92,591	3,516
Share of loss from subsidiaries and VIEs and VIE’s subsidiaries	(3,765)	1,247
Share of other change in the capital account of subsidiaries and VIEs and VIE’s subsidiaries	25,549	1,688
Foreign currency translation	2,930	407
December 31, 2020	117,305	6,858
Share of loss from subsidiaries and VIEs and VIE’s subsidiaries	(73,925)	(5,660)
Share of other change in the capital account of subsidiaries and VIEs and VIE’s subsidiaries	30,483	4,121
Foreign currency translation	(590)	241
December 31, 2021	73,273	5,560

9.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response

In response to the Comments, the Company intends to revise the disclosure on page 33 of the 2021 Annual Report as follows:

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

Further, the Company intends to revise the disclosure on page 34 of the 2021 Annual Report as follows:

If our corporate structure and contractual arrangement are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose controlling financial interest of the VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;
•	levying fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	restricting our right to collect revenues;
•	shutting down our services;
•	discontinuing or restricting our operations in China;
•	imposing conditions or requirements with which we may not be able to comply;
•	requiring us to change our corporate structure and contractual arrangements;
•	restricting or prohibiting our use of the proceeds from overseas offering to finance the VIEs’ business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements.

10.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Comments, the Company intends to add the disclosure on page 40 of the 2021 Annual Report as follows.

The PRC government’s significant oversight over our business operation in China could result in a material adverse change in our operations in China and the value of our ADSs. The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant oversight and discretion over the conduct of our business in China and may intervene with or influence our operations in China as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that may adversely affect the internet industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding the internet industry that could further adversely affect our business in China, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – We may be adversely affected by the complexity, uncertainties and changes in PRC laws, rules and regulations, particularly of internet businesses” and “Item 4. Information on the Company – A. History and Development of the Company – Potential CSRC Approval Required for the Listing of our ADSs” for details. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses and proposed amendments provided in this letter or if the Commission has any questions with respect to Agora, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Agora Inc.
By:	/s/ Jingbo Wang
Name:Jingbo Wang
Title:Chief Financial Officer

cc:Li He
Davis Polk & Wardwell LLP